The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to
General Instruction II.K of Form F-9
File No. 333-178511
SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2013
PRELIMINARY PROSPECTUS SUPPLEMENT
(to a Short Form Base Shelf Prospectus dated December 22, 2011)
US$
ROGERS COMMUNICATIONS INC.
US$               % Senior Notes Due 2023
US$               % Senior Notes Due 2043

The US$                   % senior notes due 2023 (the “2023 notes”) will bear interest at the rate of           % per year from              , 2013 and the US$                   % senior notes due 2043 (the “2043 notes”) will bear interest at the rate of           % per year from              , 2013 (collectively, the “notes”). We will pay interest on the 2023 notes semi-annually in arrears on               and               of each year, beginning on              , 2013.  The effective yield on the 2023 notes if held to maturity will be     % per year.  Unless we redeem the 2023 notes earlier, the 2023 notes will mature on            , 2023. We will pay interest on the 2043 notes semi-annually in arrears on               and               of each year, beginning on                , 2013.  The effective yield on the 2043 notes if held to maturity will be    % per year.  Unless we redeem the 2043 notes earlier, the 2043 notes will mature on              , 2043. We may redeem the notes in whole, at any time, or in part, from time to time, at the redemption prices described in this prospectus supplement. We may also redeem all of the notes at any time in the event that certain changes involving Canadian withholding taxes occur. If we experience a change in control and there is a specified decline in the credit rating of a series of the notes, we will be required to make an offer to purchase all of the notes of such series at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the notes of such series.

The notes will be unsecured, unsubordinated obligations of Rogers Communications Inc. and will rank equally with its unsecured, unsubordinated obligations. Subject to the release provisions described herein, payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by Rogers Communications Partnership, one of our wholly-owned subsidiaries.

Investing in the notes involves risks. See the “Risk Factors” section on page 19 of the accompanying prospectus, as well as “Risks Related to the Notes” beginning on page S-[8] of this prospectus supplement.

The notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities regulator, nor has the Securities and Exchange Commission or any state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated in the prospectus, as supplemented by this prospectus supplement, have been prepared in accordance with International Financial Reporting Standards, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying prospectus.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, most of our directors, substantially all of our officers and the experts named in this prospectus supplement are Canadian residents, and substantially all of our assets are located outside the United States.

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and are not being offered in Canada or to any resident of Canada. See “Underwriting”.

	Price to Public(1)		Underwriters’ Commission(2)		Net Proceeds to RCI(3)

Per 2023 note		%		%		%
Total	US$		US$		US$
Per 2043 note		%		%		%
Total	US$		US$		US$

(1)	The price to the public set forth above does not include accrued interest, if any, from March , 2013, if settlement occurs after that date.
(2)	We have agreed to indemnify the underwriters against certain liabilities. See “Underwriting”.

(3)	Before deducting expenses of the offering estimated to be approximately US$2 million, which, together with the underwriters’ commissions, will be paid by us.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters may sell notes for less than the initial offering price in circumstances discussed under “Underwriting”. In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC is an affiliate of a bank or a financial institution that is currently, or may become concurrently with this offering, a lender to us under our bank credit facility and/or a counter-party to one or more derivatives contracts with us. Accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in each of the provinces of Canada. See “Underwriting”.

There is currently no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risks Related to the Notes”.

The underwriters expect to deliver the notes to purchasers on or about March          , 2013, but in any event not later than March          , 2013, through the book entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

Joint Book-Running Managers

BofA Merrill Lynch		J.P. Morgan
Citigroup	RBC Capital Markets	TD Securities
                       , 2013

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes that we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus dated December 22, 2011, which gives more general information, some of which may not apply to the notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and on other information included in the registration statement of which this prospectus supplement and the prospectus form a part. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the prospectus, including the information in any document incorporated by reference therein, is accurate only as of the date of the document containing the information.

Except as set forth under “Summary of the Offering”, “The Guarantor” and “Description of the Notes” or unless the context otherwise requires, in this prospectus supplement (excluding the documents incorporated by reference into the prospectus) the terms “RCI”, “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, references to Canadian dollars, dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Canadian dollars.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are not measurements in accordance with IFRS. Important details in respect of these measures, including how they are defined and calculated, are included in our management’s discussion and analysis (“MD&A”) in respect of our annual audited consolidated financial statements incorporated by reference into the prospectus. None of these measures should be considered as an alternative to any measure of performance calculated in accordance with IFRS. In general, we present these additional measures as we believe they allow us to more effectively measure our performance against our operating strategy as well as against the results of our peers and competitors. Similarly titled measures presented by other companies may have a different meaning and may not be comparable. For a further discussion of why and how we present these measures, see the section entitled “Key Performance Indicators and Non-GAAP Measures” in our MD&A in respect of our annual audited consolidated financial statements incorporated by reference into the prospectus.

i

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
WHERE YOU CAN FIND MORE INFORMATION	4
FORWARD-LOOKING INFORMATION	4
ROGERS COMMUNICATIONS INC.	5
RECENT DEVELOPMENTS	5
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	7
DESCRIPTION OF DEBT SECURITIES	8
TRADING PRICE AND VOLUME OF COMMON SHARES	18
EARNINGS COVERAGE	19
RISK FACTORS	19
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	20
CERTAIN INCOME TAX CONSIDERATIONS	20
LEGAL MATTERS	20
EXPERTS	20
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	21
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	21

ii

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). You should note that trading of notes on the date of pricing or the next succeeding business day may be affected by the T+5 settlement.  See “Underwriting” for more information.

iii

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of the notes hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof.

The following documents filed by us with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference into, and form an integral part of, the prospectus, as supplemented by this prospectus supplement:

•	our annual information form for the year ended December 31, 2012, dated February 21, 2013;

•	our audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011, together with the report of the auditors thereon, and our MD&A in respect of those statements;

•	our management information circular dated March 16, 2012 in connection with our annual meeting of shareholders held on April 25, 2012;

•	our material change report filed February 21, 2013 relating to the renewal of our normal course issuer bid for our Class B Non-Voting shares; and

•	our material change report filed February 15, 2013 relating to the announcement that RCI’s President and Chief Executive Officer, Nadir Mohamed, will retire in January 2014.

Any documents of the types referred to above (excluding confidential material change reports), and any business acquisition reports and updated earnings coverage ratio information, filed by us with the OSC after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement (except that any section of any annual information form describing our credit ratings shall not be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement). In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and the registration statement of which the prospectus and this prospectus supplement form a part if and to the extent expressly provided in such report.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the prospectus, as supplemented by this prospectus supplement, from documents filed with the SEC and the OSC. Copies of the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement, may be obtained on request without charge from the Secretary of Rogers Communications Inc. at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. Copies of documents that we have filed with the OSC may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and, in accordance therewith, file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

EXCHANGE RATES

The following table sets forth for each period indicated, the high and low exchange rates and the average of such exchange rates on the last business day of each month during such period, based on the noon rate of exchange as reported by the Bank of Canada. These rates are set forth as United States dollars per $1.00. On February 27, 2013, the noon rate of exchange was US$1,0250 per $1.00.

Year Ended	Average(1)	High	Low	Period End

December 31, 2012	0.9994	1.0299	0.9599	1.0051
December 31, 2011	1.0151	1.0583	0.9430	0.9833
December 31, 2010	0.9671	1.0054	0.9278	1.0054

(1) The average of the exchange rates on the last business day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions concerning, among other things, our business, its operations and its financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property, plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance” and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause our actual results and future events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including, but not limited to:

•	economic conditions,

•	technological change,

•	the integration of acquisitions,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information and communications industries,

•	regulatory changes,

•	new interpretations and new accounting standards from accounting standards bodies,

•	litigation and tax matters,

•	the level of competitive intensity, and

•	the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of the above risks, uncertainties or other factors materialize, should our objectives, strategies or intentions change, or should any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter statements containing forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the notes and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in the prospectus, as supplemented by this prospectus supplement, including the risks referenced in the “Risk Factors” section of the accompanying prospectus and the risks described under “Risks Related to the Notes” in this prospectus supplement.

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the notes is subject to, and should be read in conjunction with, the more detailed information appearing elsewhere in, and incorporated by reference into, the prospectus, as supplemented by this prospectus supplement. For purposes of this “Summary of the Offering”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the indenture governing the notes) and not any of its subsidiaries.

Issuer:	Rogers Communications Inc.

Guarantor:	Rogers Communications Partnership (“RCP”)

Guarantees:
The payment of principal, premium, if any, and interest on each series of the notes will be fully and unconditionally guaranteed by RCP, one of our wholly-owned subsidiaries. These guarantees may be released in certain circumstances. See “Description of the Notes — Guarantees and Ranking”.

Debt Securities Offered:	US$ million aggregate principal amount of % Senior Notes due , 2023.

US$ million aggregate principal amount of % Senior Notes due , 2043.

Interest Rate and Interest Payment Dates:	We will pay interest on the 2023 notes at the rate of % per year semi-annually in arrears on and of each year, beginning on , 2013.

We will pay interest on the 2043 notes at the rate of % per year semi-annually in arrears on and of each year, beginning on , 2013.

Issue Date:	March , 2013.

Maturity Date:	The 2023 notes will mature on , 2023.

The 2043 notes will mature on , 2043.

Ranking:
The notes and the guarantees will be unsecured, unsubordinated obligations of RCI and the guarantor, respectively, and will rank pari passu with our and the guarantor’s existing and future unsecured, unsubordinated debt. The notes and the guarantees will be (1) effectively subordinated to any of our and the guarantor’s existing and future secured debt to the extent of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the guarantor, for so long as the applicable guarantee remains in effect).

Use of Proceeds:
We estimate that our net proceeds from the sale of the notes, after deducting the underwriting commissions and the estimated expenses of this offering payable by us, will be approximately US$        million. We intend to use the net proceeds for general corporate purposes.  See “Use of Proceeds”.

Optional Redemption:
Except as described below, the notes of each series are redeemable, in whole, at any time, or in part, from time to time, at our option, at a make-whole redemption price plus accrued and unpaid interest as described in this prospectus supplement.

On or after the date that is three months prior to the maturity of the 2023 notes, the 2023 notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

On or after the date that is six months prior to the maturity of the 2043 notes, the 2043 notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. See “Description of the Notes — Optional Redemption”.

Tax Redemption:
The notes of each series also will be subject to redemption in the event we or the guarantor, as the case may be, become or would become obligated to pay Additional Amounts with respect to such notes or the guarantees thereon, as applicable, as a result of certain changes involving Canadian taxation laws or treaties. See “Description of the Notes — Guarantees and Ranking” in this prospectus supplement and “Description of Debt Securities — Redemption Upon Changes in Withholding Taxes” in the accompanying prospectus.

Additional Amounts:
Any payments made by us or the guarantor, as the case may be, with respect to either series of the notes, or the guarantees thereon, will be made without withholding or deduction for Canadian taxes unless required by law. Subject to certain exclusions, if we or the guarantor, as the case may be, are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of the notes, we or the guarantor, as applicable, will pay the additional amount necessary so that the net amount received by the holders of the notes after the withholding or deduction is not less than the amount that they could have received in the absence of the withholding or deduction. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Change in Control:
If we experience a change in control and there is a specified decline in the credit rating of a series of the notes, we will be required to make an offer to purchase all of the notes of such series at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the notes of such series. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”.

Certain Covenants:	The indenture governing the notes contains covenants that, among other things, limit the ability of:

• RCI to incur additional secured debt and enter into sale and leaseback transactions; and
• RCI’s “Restricted Subsidiaries” to incur additional debt and enter into sale and leaseback transactions.

The covenants are subject to important exceptions, limitations and qualifications which are summarized under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. On the initial issue date of the notes, all of RCI’s subsidiaries will be “Restricted Subsidiaries”.

Form and Denomination:
The notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes — Book-Entry System”, notes of any series in definitive form will not be issued.

Risk Factors:
Investment in the notes involves certain risks. Before deciding to invest in the notes, you should consider carefully the risk factors referenced in the “Risk Factors” section of the accompanying prospectus and those described in the “Risks Related to the Notes” section of this prospectus supplement, as well as the other information in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Governing Law:	New York.

RISKS RELATED TO THE NOTES

An investment in the notes involves risk. In addition to the risks set forth below and the other information contained in this prospectus supplement and the accompanying prospectus, you should consider carefully the risks and uncertainties described in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Discussions of certain risks and uncertainties affecting our business are provided in our annual information form and our MD&A for the year ended December 31, 2012, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement. Any of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The notes and guarantees will be structurally subordinated to the debt and other liabilities of our non-guarantor subsidiaries and effectively subordinated to any of our and the guarantor’s secured debt.

Subject to the release provisions described herein, each series of notes will be unconditionally guaranteed on a senior, unsecured basis by RCP, one of our wholly-owned subsidiaries. Our other subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by us on the notes.  Accordingly, the notes will be structurally subordinated to all existing and future liabilities (including trade payables and debt) of such subsidiaries and, upon any release of its guarantee, of RCP.  As a holding company, our ability to meet our financial obligations, including servicing our debt under the notes, depends upon our receipt of funds from our subsidiaries.  None of our subsidiaries has an obligation to make funds available to us to pay our obligations under the notes or to pay our financial obligations except, in the case of RCP, to the extent it is guaranteeing the notes at the time. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding in respect of any of our subsidiaries that are not, at the time, guaranteeing the notes, holders of the notes will have no right to proceed against the assets of such non-guarantor subsidiaries. Creditors of such non-guarantor subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Rogers Communications Inc. or, if applicable, RCP to pay their respective debts and other obligations.  Pursuant to the terms of our existing debt obligations, including those of the notes, our subsidiaries are permitted to incur additional debt subject to certain limitations.  For certain summary financial information in respect of RCI, RCP and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantors” in our MD&A for the year ended December 31, 2012, which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

The notes and guarantees will also be effectively subordinated in right of payment to all existing and any future secured debt of Rogers Communications Inc. and RCP, respectively, to the extent of the value of the assets securing such debt. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of Rogers Communications Inc. or of RCP, as applicable, that serve as collateral under any such secured debt would be made available to satisfy the obligations under the secured debt before any payments are made on the notes or the guarantee. As at December 31, 2012, Rogers Communications Inc. and RCP had no outstanding secured debt. However, on January 14, 2013, we completed the initial funding under our accounts receivable Securitization Program in the amount of $400 million. See “Rogers Communications Inc.—Recent Developments—Initial Funding of Accounts Receivable Securitization Program”. Furthermore, pursuant to the terms of our existing debt obligations, including those of the notes, we may incur additional secured debt subject to certain limitations.

There can be no assurance that a trading market for the notes will develop or as to the liquidity of any trading market that might develop for the notes.

There is currently no established trading market for the notes and we do not intend to have the notes listed on any securities exchange. We have been informed by the underwriters that they presently intend to make a market in the notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any market making may be discontinued at any time without notice at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes or as to the liquidity of any trading market that may develop.

Changes in credit ratings may adversely affect the market value of the notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.

There is no assurance that the credit ratings assigned to a particular series of notes will remain in effect for any given period of time or that any such rating will not be lowered or withdrawn entirely by the relevant rating agency. Real or anticipated changes in credit ratings assigned to a particular series of notes will generally affect the market price of such notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.

Some of our outstanding public debt indentures contain restrictive covenants to which we are not subject for so long as more than one rating agency assigns the debt issued under the indenture an investment grade rating and we are not in default of our obligations under the indenture. If we fail to meet these conditions, these restrictive covenants will be reinstated and will limit our operating flexibility and may limit our ability to execute our business strategy.

We may be unable to purchase the notes upon a change in control triggering event.

If we experience a change in control and a particular series of the notes experiences a specified credit rating decline, we will be required to offer to purchase the notes of such series for cash at a price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under such notes. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”. A change in control and a specified credit rating decline under the terms of a series of notes is likely to correspond with a change in control and a specified credit rating decline under the terms of our other public debt, which would require us to make a similar offer to purchase with respect to that debt in order to avoid an event of default thereunder. In addition, a change in control and a specified credit rating decline in respect of our senior public debt will constitute an event of default under our bank credit facility. In the event of a change in control and a specified credit rating decline relating to our debt, we may not have sufficient funds to purchase all of the affected notes, in addition to all of our existing public debt, and to repay the amounts outstanding under our bank credit facility.

ROGERS COMMUNICATIONS INC.

We are a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s largest providers of cable television, high-speed Internet and telephony services. Through our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries (collectively, “Media”), we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment and digital media.

Wireless

Through our wireless communications operations (“Wireless”), we are Canada’s largest provider of wireless communications services, with approximately 9.4 million voice and data subscribers as at December 31, 2012. We offer wireless voice and high-speed data services, as well as mobile devices and accessories, across Canada. We are a facilities-based carrier operating our wireless networks over a broad, national coverage area, much of which is interconnected by our own fibre-optic and microwave transmission infrastructure. Subscribers to our wireless services have access to these services across the United States and in most other parts of the world through roaming agreements with various other LTE, GSM and HSPA wireless network operators.

Cable

Through our cable communications operations (“Cable”), we are one of Canada’s largest providers of cable television, high-speed Internet and telephony services. We provide this diverse range of services through our highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Through Cable, we also provide a digital video offering, including a comprehensive range of television programming and advanced features like HDTV.

Rogers Business Solutions

Through our business solutions operations, we offer business telecom, data networking and Internet protocol solutions to medium and large enterprises and the public sector. We also make some of these offerings available on a wholesale basis to other telecommunications providers.

Media

Media operates our television and radio broadcasting assets, our consumer and trade publishing operations, our nationally televised home shopping service and our Sports Entertainment group.  Media is also focused on digital properties and has invested in infrastructure and people to grow our digital operations.  The Broadcasting group at Media comprises 55 radio stations across Canada, a number of Canadian conventional and specialty television services and Canada’s only nationally televised shopping service. Media’s Publishing group publishes consumer magazines and trade and professional publications in Canada.  Our Sports Entertainment group owns the Toronto Blue Jays, a Major League Baseball club and the Rogers Centre sports and entertainment venue.  We also own a 37.5% investment in Maple Leaf Sports & Entertainment, which owns the Toronto Maple Leafs, a National Hockey League team, the Toronto Raptors, a National Basketball Association team, and a number of other sports teams and related assets.

Recent Developments

Strategic Transaction with Shaw Communications

On January 14, 2013, we announced a multipart strategic transaction (the “Shaw Transaction”) with Shaw Communications (“Shaw”) to, among other things, secure an option to purchase Shaw’s Advanced Wireless Services spectrum holdings in 2014 (the “AWS Option”), acquire Shaw’s cable system in Hamilton, Ontario – Mountain Cablevision Limited (“Mountain”), and sell to Shaw our one-third interest in specialty television channel TVtropolis. RCI’s net cash investment is expected to total approximately $700 million if all aspects of the Shaw Transaction are completed.

The cash consideration for the Shaw Transaction includes a $250 million deposit for Mountain, as well as a $50 million payment for the AWS Option. Upon the closing of the Mountain acquisition, total cash consideration of $400 million will have been paid. Rogers received $59 million as a deposit for the sale of TVtropolis on signing of the applicable agreements. Final consideration for the spectrum holdings will be payable if Rogers exercises the AWS Option and the corresponding spectrum licenses are acquired, and will take into account the terms of the applicable services agreement between Rogers and Shaw. The AWS Option will be exercisable from the date on which regulatory approvals permit such exercise and the transfer of the spectrum licenses until expiry in March 2015, subject to extension in certain circumstances. The transactions are not conditional on the closing of any other transactions and remain subject to customary conditions, including applicable regulatory approvals.

Initial Funding of Accounts Receivable Securitization Program

On December 31, 2012, we entered into an accounts receivable securitization program (the “Securitization Program”). The program enables RCI to sell certain trade receivables into the program with the proceeds recorded in current liabilities as revolving floating rate loans of up to $900 million, secured by those trade receivables.

The terms of the Securitization Program are committed until its expiry on December 31, 2015. Initial funding of the Securitization Program was completed on January 14, 2013 in the amount of $400 million (the “Securitization Initial Funding”). For further details in respect of the Securitization Program, see the section entitled “Liquidity and Capital Resources” in our MD&A for the year ended December 31, 2012 in respect of our annual audited consolidated financial statements.

THE GUARANTOR

RCP is an Ontario partnership and a subsidiary of RCI that holds substantially all of our shared services and Cable and Wireless operations. RCI holds the majority of the outstanding partnership units of RCP, while the remaining partnership units of RCP are held by Fido Solutions Inc., a wholly-owned subsidiary of RCI.  For certain summary financial information in respect of RCI, RCP and our non-guarantor subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantors” in our MD&A for the year ended December 31, 2012, which is incorporated by reference into the prospectus.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the notes, after deducting the underwriting commissions and the estimated expenses of this offering payable by us, will be approximately US$        million. We intend to use the net proceeds for general corporate purposes. Pending any such use, we may invest the net proceeds in bank deposits and short-term marketable securities.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at December 31, 2012, on an actual basis and as adjusted to give effect to the issuance of the notes offered hereby and the Securitization Initial Funding.

The following table should be read together with our audited consolidated financial statements and the related notes thereto as at and for the years ended December 31, 2012 and 2011, incorporated by reference into the prospectus. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on the closing rate of exchange as reported by the Bank of Canada on December 31, 2012 of US$1.00 = $0.994.

	December 31, 2012
	Actual	As Adjusted
	(In millions of Canadian dollars)
Cash and cash equivalents (bank advances)	$213	$
Short-term borrowings(1)	$—		$400
Long-term debt (including current portion):
Bank credit facility(2)	$—		$—
Outstanding Public Debt:(3)
6.25% Senior Notes Due 2013	348		348
6.375% Senior Notes Due 2014	746		746
5.50% Senior Notes Due 2014	348		348
7.50% Senior Notes Due 2015	547		547
6.75% Senior Notes Due 2015	279		279
5.80% Senior Notes Due 2016	1,000		1,000
3.00% Senior Notes Due 2017	500		500
6.80% Senior Notes Due 2018	1,393		1,393
5.38% Senior Notes Due 2019	500		500
4.70% Senior Notes Due 2020	900		900
5.34% Senior Notes Due 2021	1,450		1,450
4.00% Senior Notes Due 2022	600		600
8.75% Senior Debentures Due 2032	199		199
7.50% Senior Notes Due 2038	348		348
6.68% Senior Notes Due 2039	500		500
6.11% Senior Notes Due 2040	800		800
6.56% Senior Notes Due 2041	400		400
2023 notes offered hereby	—
2043 notes offered hereby	—
Fair value increment (decrement) arising from purchase accounting	(1)
Deferred transaction costs(4)	(68)
Total long-term debt (including current portion)	$10,789	$
Shareholders’ equity	$3,768		$3,768
Total capitalization	$14,557	$
__________________
(1)	These amounts arise out of the accounts receivable Securitization Program and are recorded as a current liability.

(2)
In July 2012, RCI entered into a new five-year unsecured revolving bank credit facility that provides for total commitments of up to $2.0 billion, subject to compliance with, among other things, certain financial covenants. RCI’s obligations under this bank credit facility are guaranteed by RCP.  This new bank credit facility replaces RCI’s prior $2.4 billion bank credit facility that was set to expire in July 2013. For further details in respect of this new bank credit facility, see Note 17 to our audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011.

(3)
As of the date hereof, all of our outstanding public debt is unsecured.  RCI’s obligations under this public debt are guaranteed by (or are the co-obligations of, as applicable) RCP.  For further details in respect of our public debt, see Note 17 to our audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011.

(4)
The as adjusted deferred transaction costs line item above has been increased by $       , which is our estimate of the underwriters’ commission and other expenses we expect to incur in connection with this offering.

EARNINGS COVERAGE

The following pro forma earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month period ended December 31, 2012 based on our consolidated financial statements for the period and have been prepared in accordance with IFRS. The pro forma information gives effect to:

(i)
the issuance of our 3.00% Senior Notes due 2017 and our 4.00% Senior Notes due 2022, each of which were issued on June 4, 2012, and the application of a portion of the net proceeds to repay outstanding advances under our prior bank credit facility;

(ii)	the initial funding of $400 million under our accounts receivable Securitization Program; and

(iii)	the issuance of the notes under this prospectus supplement;

as if each such transaction had occurred on January 1, 2012.

12 Months Ended December 31, 2012

Earnings before borrowing costs and income taxes		$2,991 million
Pro forma borrowing cost requirements(1)	$	million
Pro forma earnings coverage ratio(2)

(1)
Pro forma borrowing cost requirements refers to our aggregate borrowing costs in respect of our financial liabilities for the applicable period, as adjusted to reflect the items noted in the first paragraph of this “Earnings Coverage” section.

(2)
Pro forma earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes for the applicable period and (ii) our pro forma borrowing cost requirements for the applicable period.

DESCRIPTION OF THE NOTES

The        % senior notes due 2023 (the “2023 notes”) and the        % senior notes due 2043 (the “2043 notes”) each constitute a series of “senior debt securities” as described in the accompanying prospectus. Each series of notes will be issued under its own supplemental indenture (each, a “Supplemental Indenture”) which, for purposes of that series, will supplement the terms and conditions applicable to “senior debt securities” in the indenture dated as of August 6, 2008 between RCI and The Bank of New York Mellon, as trustee (as supplemented by supplemental indentures from time to time, excluding supplemental indentures establishing the terms of a series of debt securities, the “Base Indenture”). References in this prospectus supplement to the “Indenture” are to the Base Indenture as supplemented by the Supplemental Indenture applicable to the particular series of notes.

This description of the particular terms of these notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities found in the accompanying prospectus with respect to the notes being offered by this prospectus supplement. This description is qualified in its entirety by reference to all of the provisions of the applicable notes and the applicable Indenture.

Capitalized terms used and not otherwise defined below or elsewhere in this prospectus supplement have the meanings given to them in the accompanying prospectus. For purposes of this “Description of the Notes”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the Indenture) and not any of its subsidiaries. Any reference to the “notes” contained in this prospectus supplement refers to both the 2023 notes and the 2043 notes unless the context indicates otherwise.

General

The 2023 notes will be issued in an initial aggregate principal amount of US$             and will mature on           , 2023. The 2023 notes will bear interest at a rate of        % per year from and including March            , 2013 or from the most recent interest payment date to which interest has been paid. The 2043 notes will be issued in an initial aggregate principal amount of US$             and will mature on             , 2043. The 2043 notes will bear interest at a rate of        % per year from and including March            , 2013 or from the most recent interest payment date to which interest has been paid.

Interest on the 2023 notes is payable semi-annually in arrears on              and              of each year, beginning on             , 2013, to the persons in whose names such notes are registered at the close of business on the    or              immediately preceding such interest payment date. Interest on the 2043 notes is payable semi-annually in arrears on              and              of each year, beginning on             , 2013, to the persons in whose names such notes are registered at the close of business on the              or              immediately preceding such interest payment date. To the extent lawful, interest will accrue on any overdue interest at the same rate. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We may from time to time without notice to, or the consent of, the holders of a particular series of the notes, create and issue additional notes of the same series equal in rank to the notes of that series described herein in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the other notes of that series described herein and have the same terms as to status, redemption or otherwise as such other notes described herein, as applicable.

Principal of, premium, if any, and interest on the notes including, if applicable, the Change in Control Purchase Price in relation to a series of notes will be paid in United States dollars. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be exchangeable and transferable, at the corporate trust office of the trustee, The Bank of New York Mellon, in The City of New York (currently located at 101 Barclay Street, 4th Floor East, New York, New York, 10286), or at such other office or agency, in The City of New York or elsewhere, as may be designated and maintained by RCI for such purpose; provided, however, that payment of interest on the notes may be made at the option of RCI by check mailed to the person entitled thereto as shown on the applicable securities register. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of the applicable note to the paying agent.

The notes will be issued only in fully registered form without coupons, in denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. Subject to the terms of the applicable Indenture, no service charge will be made for any registration of transfer or exchange or redemption of notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange.

The notes will not be entitled to the benefit of any sinking fund.

Guarantees and Ranking

The payment of principal, premium, if any, and interest on the notes of each series will be fully and unconditionally guaranteed (the “guarantees”) by one of RCI’s wholly-owned subsidiaries, RCP (the “guarantor”). The guarantees will be fully and unconditionally guaranteed by RCI on an unsecured, unsubordinated basis. Any payments made by the guarantor with respect to a note or guarantee will be made without withholding or deduction for or on account of Taxes unless required by law or by interpretation or administration thereof. If the guarantor is so required to withhold or deduct any amount for or on account of Taxes, the guarantor will pay Additional Amounts on the same terms, and subject to the same conditions and limitations, as would apply to RCI if it were required to pay Additional Amounts. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The notes of each series will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event RCP  or RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such notes or the guarantees thereon, any Additional Amounts with respect to such notes or guarantees as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein) or any change in any official position regarding the interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the initial issue date of such notes.  See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The Indenture and the guarantees will provide that the guarantor will be released and relieved of its obligations under its guarantee in respect of a series of notes, and that such guarantee will be terminated, upon the request of RCI (without the consent of the trustee) if, immediately after giving effect to such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of the guarantor), RCI would be in compliance with the “Limitation on Restricted Subsidiary Debt” covenant described below under “— Additional Covenants”. Notwithstanding the above, no guarantee may be released pursuant to the above provisions if, immediately after the release, the guarantor remains a co-obligor or guarantor in respect of any of RCI’s existing public debt securities outstanding on the date hereof or in respect of the other series of notes being offered by this prospectus supplement. Among other things, the above release provisions will permit the release and termination of a guarantee in the event of a sale or other disposition as a result of which the guarantor would cease to be a Subsidiary of RCI; provided that RCI is in compliance with the aforementioned covenant after giving pro forma effect to such disposition (including the application of any proceeds therefrom). Other than in accordance with these release provisions, or the other release provisions provided for in the applicable Indenture, the guarantor will not be released from its payment obligations under its guarantee and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the holder of each outstanding note of the affected series. RCI may also, at its option, and at any time, elect to have its obligations and the obligations of the guarantor discharged with respect to a series of notes upon fulfillment of the conditions described in the accompanying prospectus under “Description of Debt Securities — Defeasance and Covenant Defeasance of Indenture”.

The Indenture and the guarantees will provide that, unless the guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its guarantee in accordance with the above release provisions or any other release provision set forth in the applicable Indenture, the guarantor will not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless (a) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the guarantor or a subsidiary of the guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing and (b) either (1) the guarantor will be the continuing Person or (2) the Person (if other than the guarantor) formed by such consolidation or amalgamation or into which the guarantor is merged or the Person that acquires by conveyance, transfer, lease or other disposition the properties and assets of the guarantor substantially as an entirety shall, unless that Person is RCI, (i) be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia and (ii) assume by operation of law or expressly assume, by a supplemental indenture, all of the obligations of the guarantor under its guarantee. In the event of any transaction described in and complying with the conditions listed in this paragraph in which the guarantor is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the guarantor under the applicable Indenture and thereafter, except in the case of a lease, the guarantor will be released and relieved from all of its obligations under the guarantee.

The notes and the guarantees will be unsecured, unsubordinated obligations of RCI and the guarantor, respectively, and will rank pari passu with our and the guarantor’s existing and future unsecured, unsubordinated debt. The notes and the guarantees will be (1) effectively subordinated to all of our and the guarantor’s existing and future secured debt to the extent of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the guarantor, for so long as the guarantees remain in effect). As at December 31, 2012, RCI and the guarantor had no outstanding secured debt. However, on January 14, 2013, RCI completed the initial funding under its accounts receivable Securitization Program in the amount of $400 million. For certain summary financial information in respect of RCI, the guarantor and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantors” in our MD&A for the year ended December 31, 2012, which is incorporated by reference into the prospectus.

Optional Redemption

The notes of each series will be redeemable, in whole or in part, at the option of RCI, at any time prior to the date that is three months (in the case of the 2023 notes) and six months (in the case of the 2043 notes) prior to the maturity of the applicable series of notes, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes of the series to be redeemed, and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes of the series to be redeemed (not including any portion of the payments of interest accrued and unpaid  as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus        basis points, in the case of the 2023 notes, or         basis points, in the case of the 2043 notes,

plus, in each case, accrued and unpaid interest thereon to the date of redemption.

On or after the date that is three months prior to the maturity of the 2023 notes, the 2023 notes will be redeemable, in whole or in part, at the option of RCI at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

On or after the date that is six months prior to the maturity of the 2043 notes, the 2043 notes will be redeemable, in whole or in part, at the option of RCI at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

 “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the notes of the series to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by RCI.

“Reference Treasury Dealer” means (i) either of Merrill Lynch, Pierce, Fenner & Smith Incorporated , J.P. Morgan Securities LLC or any successor of either entity; provided, however, that if any such entity shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RCI shall substitute for such entity another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer(s) selected by RCI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

The notes of each series also will be subject to redemption in connection with certain changes in applicable withholding taxes as described above under “— Guarantees and Ranking”.

Except as provided below under “— Additional Event of Default for a Change in Control Triggering Event”, RCI will not be obligated, pursuant to mandatory sinking fund payments or otherwise, to redeem the notes and will not be obligated, at the option of the holder, to purchase or repay the notes.

Certain Definitions

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of RCI, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of RCI, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of RCI or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by RCI or any such Restricted Subsidiary. The term “Consolidated” has a correlative meaning.

“Disqualified Stock” means any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt; provided that shares of preferred stock of RCI or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of RCI or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions described in “Additional Event of Default for a Change in Control Triggering Event”, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than RCI or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by RCI or a Restricted Subsidiary; (iii) any Investment by RCI or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by RCI or any Restricted Subsidiary from a Person other than RCI or a Restricted Subsidiary.

“Excluded Securities” means any Debt, preferred stock or common stock issued by RCI, or any Debt or preferred stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than RCI or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i) in the case of Debt not owed to RCI or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii) in the case of Debt, not be guaranteed by RCI or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii) in the case of Debt, not be secured by any assets or property of RCI or any Restricted Subsidiary;

(iv) in the case of Debt or preferred stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v) in the case of Debt or preferred stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the final maturity of the notes or (y) the date on which all principal of, premium, if any, and interest on notes shall have been duly paid or provided for in full.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from RCI or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, moveable or immoveable, now owned or hereafter acquired.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Permitted Liens” means any of the following Liens:

(i) Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by RCI or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii) the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by RCI, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of RCI and the Restricted Subsidiaries to operate the business or operations of RCI;

(iii) Liens on Excluded Assets;

(iv) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii) Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii) minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix) Liens in favor of Bell Canada under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of RCI or any Restricted Subsidiary and the lease by Bell Canada of such equipment to RCI or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect RCI and its Restricted Subsidiaries considered as a whole; and

(x) any other Lien existing on the initial issue date of the notes.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by RCI or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to RCI or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of RCI as of such date of determination, other than any such property (i) which our Board of Directors determines is not of material importance to RCI and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of RCI and all its Subsidiaries does not exceed 50%.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by RCI or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by RCI or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between RCI and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

•
Debt of RCI or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of RCI under the applicable series of notes); or

•	any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

•
incurred or entered into on or after the initial issue date of the notes to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of RCI’s Consolidated Net Tangible Assets at any time outstanding;

•	on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

•	owing to RCI or any other Restricted Subsidiary; or

•	existing at the time a corporation or other Person becomes a Restricted Subsidiary;

each of the foregoing being referred to as “Exempted Secured Debt”.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

Additional Event of Default for a Change in Control Triggering Event

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 under the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of RCI or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more Individuals or Additional Spouses (as such terms are defined in the definition of “Member of the Rogers Family”), any Person designated by the trustees of such Qualifying Trust (as such term is defined in the definition of “Member of the Rogers Family”) to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors of RCI such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors of RCI, provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB− (or the equivalent) by Fitch.

“Member of the Rogers Family” means the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being referred to as “Edward S. Rogers”), the issue of Edward S. Rogers (including adoptees of Edward S. Rogers or any of the foregoing adopted prior to their age of majority and their issue), Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, the issue of Ann Taylor Graham Calderisi and the trustees of any trust in which any one or more of the foregoing individuals (“Individuals”) or the Spouse of the issue (including adoptees of such persons adopted prior to their age of majority and their issue) of Edward S. Rogers or Ann Taylor Graham Calderisi (“Additional Spouses”) have a beneficial interest (a “Qualifying Trust”) but, in the case of a Qualifying Trust, only to the extent of the aggregate percentage of the voting securities of RCI held or controlled by the Qualifying Trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of Individuals and Additional Spouses.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of RCI to effect a Change in Control.

“Rating Decline” means, in respect of a particular series of notes, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by RCI to effect a Change in Control (which period shall be extended so long as the rating of such notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the notes of such particular series are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes of such series by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the notes of such series are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes of such series by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

In addition to the Events of Default specified in the accompanying prospectus under “Description of Debt Securities — Events of Default”, the occurrence of any Change in Control Triggering Event with respect to a series of notes will also constitute an Event of Default for that series of notes, and the holders of not less than 25% of the aggregate principal amount of the notes of such particular series then outstanding may declare the principal of the notes of such series due and payable if (i) such a Change in Control Triggering Event occurs and is continuing and (ii) RCI (or a third party, as applicable) fails in any material respect to comply with the provisions of the Supplemental Indenture that establish the requirements for the associated Change in Control Offer (as defined below).  Holders of the notes of such particular series may not declare the principal of the notes due and payable following an Event of Default arising from a Change in Control Triggering Event, and such Event of Default will be cured, if, (i) within 20 business days after the occurrence of the Change in Control Triggering Event, RCI notifies the trustee in writing of such event and makes an offer to all holders of the notes of the affected series to purchase all outstanding notes of such series properly tendered (a “Change in Control Offer”) at a purchase price (the “Change in Control Purchase Price”) equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change in Control Purchase Date (as defined below) and (ii) on the date that is 40 business days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”) all notes of the affected series properly tendered into the Change in Control Offer are purchased. A “Change in Control Triggering Event” will be deemed to occur with respect to a series of notes only upon the occurrence of both a Change in Control and a Rating Decline with respect to such series.

In order to effect a Change in Control Offer, RCI shall, within 20 business days after the occurrence of the Change in Control Triggering Event, notify the trustee, who shall mail to each holder of notes of the affected series a copy of the Change in Control Offer, which shall state, among other things, the procedures that holders must follow to accept the Change in Control Offer. In the event of a Change in Control Offer, RCI shall comply with all applicable tender offer rules including Rule 14e-1 under the Exchange Act, to the extent applicable.

The Event of Default arising upon a Change in Control Triggering Event also will be cured if a third party makes the Change in Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change in Control Offer to be made by RCI, including the obligations of RCI described in the accompanying prospectus under “Description of Debt Securities — Additional Amounts”, and purchases all outstanding notes of the affected series properly tendered under such Change in Control Offer.

An Event of Default arising from a Change in Control Triggering Event may only be waived with the consent of the holders of all outstanding notes of the applicable series.

Our bank credit facility and the indentures governing our outstanding public debt contain similar provisions regarding changes in control and specified credit rating declines. In the event of a change in control and a specified credit rating decline relating to such debt, such debt, together with the notes to be issued hereunder, could become due and payable.

Additional Covenants

The notes of each series will be subject to the covenants described in the accompanying prospectus. In addition, the notes of each series will be subject to the additional covenants described below. In addition to being permitted to waive compliance with certain covenants and other provisions identified in the Base Indenture, the Indenture provides that holders of a majority in aggregate principal amount of the outstanding notes of any affected series may waive compliance with the additional covenants set forth below.

Restricted Subsidiaries

The Board of Directors of RCI may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or RCI or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of RCI’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this “Restricted Subsidiaries” covenant, (1) RCI’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets. On the initial issue date of the notes, none of RCI’s Subsidiaries will be designated as an Unrestricted Subsidiary.

The Board of Directors of RCI may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Nothing in this “Restricted Subsidiaries” covenant shall restrict or limit RCI or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

Limitation on Secured Debt

RCI will not, and RCI will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as RCI secures, or causes such Restricted Subsidiary to secure, the notes of the applicable series equally and ratably with (or prior to) such Secured Debt. However, any of RCI or its Restricted Subsidiaries may incur Secured Debt without securing such notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of RCI’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the notes of the applicable series and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure notes of a series under this covenant shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure such notes under this covenant.

If, upon any consolidation, amalgamation or merger of RCI or the guarantor, as applicable, with or into any other Person, or upon any conveyance, transfer, lease or disposition of the properties of RCI or the guarantor, as applicable, substantially as an entirety to any Person, in each case as described in the accompanying prospectus in the section entitled “Description of Debt Securities — Mergers, Amalgamations and Sales of Assets by RCI”, in the case of RCI, and as described in the section of this prospectus supplement entitled “Description of the Notes — Guarantees and Ranking”, in the case of the guarantor, any property or asset of RCI or any Subsidiary of RCI would become subject to a Lien, then, unless such Lien could be created pursuant to the covenant described in the paragraph above without equally and ratably securing the notes of the applicable series, RCI or the guarantor, as applicable, simultaneously with or prior to such transaction, will, as to such property or asset, secure such notes (or cause such notes to be secured) equally and ratably with (or prior to) the Debt that upon such transaction is to become secured as to such property or asset by such Lien.

Limitation on Sale and Leaseback Transactions

RCI will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by RCI or a Restricted Subsidiary on or after the initial issue date of the notes (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the initial issue date of the notes) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the notes of the applicable series, would not exceed 15% of RCI’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to RCI or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of RCI or a Restricted Subsidiary. However, Debt which is subordinate to the notes of the applicable series or which is owed to RCI or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

Limitation on Restricted Subsidiary Debt

RCI will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the notes of the applicable series are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of RCI under the notes of such series are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the holders of the notes of such series under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding aggregate principal amount of Secured Debt of RCI (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to RCI or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

Global Securities

The notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Unless and until it is exchanged in whole or in part for notes of the particular series in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for the global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary.

Book-Entry System

Initially, each series of notes will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

The depositary has advised us and the underwriters as follows: the depositary, or DTC, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants (“Direct Participants”) deposit with the depositary. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants’ accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the depositary system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the depositary and its Direct Participants and Indirect Participants are on file with the Commission. All interests in the global securities including those held through the Euroclear System (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”) may be subject to procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

The depositary advises that its established procedures provide that:

•
upon our issuance of the notes, the depositary will credit the accounts of Direct Participants and Indirect Participants designated by the underwriters with the principal amounts of the notes purchased by the underwriters, and

•
ownership of interest in the global securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interest in the global securities is limited to such extent.

So long as a nominee of the depositary is the registered owner of the global securities, the nominee for all purposes, except as required by law, will be considered the sole owner or holder of the global securities under the Indenture.

Except as provided below, owners of beneficial interests in the global securities will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

None of RCI, the guarantor, any underwriters, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Principal and interest payments on the notes registered in the name of the depositary’s nominee will be made in immediately available funds to the depositary’s nominee as the registered owner of the global securities. Under the terms of the notes, we and the trustee will treat the persons in whose names the notes are registered as the owners of those notes for the purpose of receiving payment of principal and interest on those notes and for all other purposes whatsoever. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global securities. The depositary has advised us and the trustee that its current practice is upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the depositary’s records, unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants and Indirect Participants and not of the depositary, the trustee, the underwriters or us, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the depositary is our responsibility or the responsibility of the trustee, but disbursement of those payments to the owners of beneficial interests in the global securities shall be the responsibility of the depositary and Direct Participants and Indirect Participants.

Each series of notes represented by a global security will be exchangeable for notes of such series in definitive form of like tenor as the global security in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or at any time the depositary ceases to be a clearing agency registered under applicable law and, in either case, a successor depositary is not appointed by us within 90 days, (ii) we in our discretion at any time determine not to require all of such notes to be represented by a global security and notify the trustee thereof or (iii) an Event of Default in respect of notes shall have occurred and be continuing (and, in the case of an Event of Default arising upon a Change in Control Triggering Event, such Event of Default shall not have been cured by a Change in Control Offer in the prescribed time). Any notes of a series that are exchangeable pursuant to the preceding sentence are exchangeable for notes of such series issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take responsibility for the accuracy thereof.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make same day settlement available to us, all payments of principal and interest on the notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the depositary will facilitate same day settlement for trading in the notes until maturity, and secondary market trading activity in the notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York. The Indenture is subject to the provisions of the U.S. Trust Indenture Act.

TRADING PRICE AND VOLUME OF COMMON SHARES

Our common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “RCI.A” and “RCI.B” and the New York Stock Exchange (the “NYSE”) under the trading symbol “RCI”.  The following table presents the high and low trading prices and the total trading volumes of our common shares on the TSX, on a monthly basis, for each of the months (or, if applicable, partial months) in the period from December 2011 to February 27, 2013.  The data set forth therein with respect to the trading of our common shares is not, and should not be regarded as, a representation with respect to the manner in which the notes may be traded on any secondary market in the future.

TSX (RCI.A)				TSX (RCI.B)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High (Cdn$)	Low (Cdn$)	Trading Volume
December 2011	40.46	36.76	52,159	December 2011	39.48	36.47	31,835,156
January 2012	43.01	38.71	149,726	January 2012	39.86	37.91	25,427,099
February 2012	39.97	37.69	38,365	February 2012	39.23	37.25	21,157,014
March 2012	40.24	38.40	28,340	March 2012	39.79	37.72	27,542,782
April 2012	40.48	36.39	18,624	April 2012	40.22	35.89	26,486,408
May 2012	37.42	35.22	25,848	May 2012	37.03	35.3	30,325,396
June 2012	37.30	35.15	15,445	June 2012	37.41	34.75	21,614,815
July 2012	39.87	37.35	19,560	July 2012	39.75	36.90	27,138,737
August 2012	40.74	38.99	41,934	August 2012	40.60	39.21	17,278,139
September 2012	41.03	39.21	102,346	September 2012	41.19	39.10	28,426,924
October 2012	45.06	39.58	181,378	October 2012	44.37	39.42	27,662,870
November 2012	44.46	42.65	29,723	November 2012	43.96	42.21	21,271,521
December 2012	45.85	44.74	17,266	December 2012	45.84	43.12	19,003,274
January 2013	47.57	44.76	36,510	January 2013	47.33	43.96	27,243,919
February 1-27	50.50	45.69	55.520	February 1-27	49.51	44.88	17,762,334

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the notes. However, the discussion is limited in the following ways:

•
The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury Regulations issued thereunder, U.S. Internal Revenue Service (the “IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time.

•	The discussion only covers you if you buy your notes in the initial offering at their initial issue price.

•	The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•
The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes, such as if you are a tax-exempt entity, bank, insurance company or financial institution, you hold the notes as a hedge against, or the notes are hedged against, currency risk or as part of a straddle or conversion transaction, you are a regulated investment company, subject to the alternative minimum tax, a dealer in securities or foreign currencies, a U.S. expatriate or your functional currency is not the U.S. dollar. We suggest that you consult your tax advisor about the consequences of holding notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes, possibly with retroactive effect.

•	The discussion does not cover state, local or foreign law.

•	We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

If you are considering buying notes, we suggest that you consult your tax advisor about the tax consequences of holding the notes in your particular situation.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is a beneficial owner of notes who is, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation that was created under U.S. law (federal, state or District of Columbia);

•	an estate whose worldwide income is subject to U.S. federal income tax; or

•
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Interest

•
If you are a cash method taxpayer (including most individual holders), you must report interest (including any tax withheld from the interest payment and any additional amounts paid in respect of such tax withheld) on the notes in your income as ordinary interest income when you receive it.

•
If you are an accrual method taxpayer, you must report interest (including any tax withheld from the interest payment and any additional amounts paid in respect of such tax withheld) on the notes in your income as ordinary interest income as it accrues.

•
Such interest will constitute foreign source income for U.S. federal income tax purposes.  Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld on interest payments may be treated as non-U.S. taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability.  The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit generally is calculated separately with respect to specific “baskets” of income.  Interest on the notes generally will constitute “passive category income”. As an alternative to the tax credit, a U.S Holder may elect to deduct such taxes (such an election would then apply to all non-U.S. income taxes such U.S. Holder paid in that taxable year).  The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange, Redemption or Retirement of Notes

On your sale, exchange, redemption or retirement of a note:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost, subject to certain adjustments.

•
Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For noncorporate taxpayers, including individuals, the maximum tax rate on long term capital gains is 20%. Deductibility of capital losses is subject to limitations.

•
If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	Your gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

•
Assuming you hold your notes through a broker or other securities intermediary, the intermediary generally must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your notes, unless an exemption applies.

•
Similarly, unless an exemption applies, you generally must provide the intermediary with your Taxpayer Identification Number on a certified IRS Form W-9 for its use in reporting information to the IRS. If you are an individual, this is your Social Security number. You generally are also required to comply with other IRS requirements concerning information reporting.

•
If you are subject to these requirements but do not comply, the intermediary generally must withhold 28% of all amounts payable to you on the notes (including principal payments) or the proceeds from the sale or other disposition of the notes. This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS in a timely manner.

•
All individual U.S. Holders generally are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Additional Tax Reporting Requirements

Certain U.S. Holders may be required to disclose information about their notes on IRS Form 8938—Statement of Specified Foreign Financial Assets—if the aggregate value of their “specified foreign financial assets” exceeds certain dollar thresholds.  Certain exceptions may apply, including an exception for notes held in accounts maintained by certain financial institutions.  Significant penalties can apply if a U.S. Holder fails to disclose its specified foreign financial assets.  You should consult your tax advisor regarding  your obligation to file information reports with respect to the notes.

Tax on Net Investment Income

Recently enacted legislation generally imposes a tax of 3.8% on the net investment income of individual U.S. citizens and resident aliens with income above certain thresholds, and on the undistributed net investment income of trusts and estates with income above certain thresholds.  Among other items, net investment income generally includes gross income from interest and net gain from the disposition of certain property, less certain related deductions.  You should consult your tax advisor regarding the possible implications of this legislation on your particular circumstances.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires such notes, as a beneficial owner, pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) is not, and is not deemed to be, a resident of Canada, (ii) is not a “specified shareholder” of RCI (for purposes of the thin capitalization rules in the Canadian Tax Act) and is not a person that does not deal at arm’s length with a “specified shareholder” of RCI, (iii) deals at arm’s length with RCI and with any transferee resident in Canada to whom the holder disposes of notes, and (iv) does not use or hold, and is not deemed to use or hold, the notes in a business carried on in Canada. Special rules, which are not discussed in this summary, may apply to a holder of notes that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom RCI does not deal at arm’s length for purposes of the Canadian Tax Act.

This summary is based upon the provisions of the Canadian Tax Act in force on the date hereof and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary does not otherwise take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, regulatory, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the notes. This summary is of a general nature only and is not, and should not be construed to be, legal or tax advice to a particular holder of notes, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, prospective purchasers of notes should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

No withholding tax will apply under the Canadian Tax Act to interest, principal or premium, if any, paid or credited to a holder on a note or to proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act by a holder of a note on interest, principal or premium, if any, or on proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of 2023 Notes	Principal Amount of 2043 Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	US$
J.P. Morgan Securities LLC	US$	US$
Citigroup Global Markets Inc.	US$	US$
RBC Capital Markets, LLC	US$	US$
TD Securities (USA) LLC	US$	US$

Total	US$	US$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering may be terminated at the discretion of the representatives of the underwriters if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and are also subject to approval of legal matters by counsel and to other conditions. The underwriters are, however, obligated to purchase all of the notes if they purchase any of the notes under the underwriting agreement. The underwriters propose to offer some of the 2023 notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2023 notes to dealers at the public offering price less a concession not to exceed       %. The underwriters may allow, and dealers may reallow a concession not to exceed     % on sales to other dealers with respect to the 2023 notes. The underwriters propose to offer some of the 2043 notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2043 notes to dealers at the public offering price less a concession not to exceed       %. The underwriters may allow, and dealers may reallow a concession not to exceed       % on sales to other dealers with respect to the 2043 notes. The offering prices and the other terms of the notes have been determined by negotiation between us and the underwriters.

The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by RCI

Per 2023 note	%
Per 2043 note	%

After the underwriters have made a reasonable effort to sell all of the notes at the initial offering price, the concessions allowed and the offering prices of the notes may be changed (but not in excess of the initial offering prices) and the compensation realized by the underwriters will change accordingly.

In connection with this offering, the representatives, on behalf of the underwriters, may, subject to applicable laws, bid for, purchase or sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the prices of the notes.  In addition, if the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We estimate that our total expenses for this offering will be approximately US$2 million (not including the underwriting commissions).

The underwriters have performed and may in the future perform investment and commercial banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.  Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC is an affiliate of a bank or a financial institution that is currently a lender to us under our bank credit facility (such affiliates, the “Lenders”) and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC is an affiliate of a bank or a financial institution that is currently, or may become concurrently with this offering, a counter-party to one or more derivatives contracts with us (such affiliates, the “Counter-Parties”) and, accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in each of the provinces of Canada.  As of the date of this offering, there is no indebtedness outstanding under our bank credit facility.  At the date hereof our obligations under our derivatives contracts are unsecured. We are in compliance with the terms of, and the Lenders and the Counter-Parties have not waived any material breach of, the agreement governing our bank credit facility and our derivatives contracts since their respective dates of execution. None of the Lenders or Counter-Parties was involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.  None of the underwriters will receive any direct benefit from this offering other than as disclosed above and other than its respective share of the underwriters’ commissions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies.  Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect. The sale of the notes offered under this prospectus supplement to purchasers outside of Canada is being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next business day should consult their own advisor.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of notes may be offered to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100, or if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to the notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto including the 2010 PD Amending Directive, to the extent implemented in the relevant member state, and includes any relevant implementing measure in each relevant member state. “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 86(7) of the Financial Services and Markets Act 2000, as amended, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. Certain legal matters will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, the underwriters’ Canadian counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, the underwriters’ U.S. counsel. As of the date of this prospectus supplement, the respective partners and associates of each of Davies Ward Phillips & Vineberg LLP and Osler, Hoskin & Harcourt LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

AUDITORS’ CONSENT

To the Board of Directors of Rogers Communications Inc.:

We have read the prospectus supplement of Rogers Communications Inc. (the “Company”) dated            , 2013 to the short form base shelf prospectus dated December 22, 2011 (collectively, the “Prospectus”) relating to the issue and sale of US$                 aggregate principal amount of        % Senior Notes due 2023 of the Company and US$                 aggregate principal amount of        % Senior Notes due 2043 of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated February 14, 2013.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

                   , 2013

US$
Rogers Communications Inc.
US$                  % Senior Notes Due 2023
US$                  % Senior Notes Due 2043

PROSPECTUS SUPPLEMENT
, 2013

Joint Book-Running Managers

BofA Merrill Lynch
J.P. Morgan
Citigroup
RBC Capital Markets
TD Securities